UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

                          RADIOIO, INC.

(Name of Issuer)

                 Common Stock, $0.001 par value per share

(Title of Class of Securities)

                             75041A100

(CUSIP Number)

Zachary McAdoo

475 Park Avenue South, 4th Floor

New York, NY 10016

                                                                    (212) 486-3364

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             December 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 75041A100	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zachary McAdoo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF/OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 105,000
	8.	SHARED VOTING POWER 1,756,246 (1)
	9.	SOLE DISPOSITIVE POWER 105,000
	10.	SHARED DISPOSITIVE POWER 1,756,246 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,246
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 75041A100	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zanett Opportunity Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) AF/PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,756,246 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,756,246(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,246
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No.: 75041A100	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) McAdoo Capital, Inc. – I.R.S. Identification No. 26-4006681
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) AF/OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,756,246 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,756,246(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,246
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (“Common Stock”), of Radioio, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 475 Park Avenue South, 4th Floor, New York, New York 10016.

Item 2.	Identity and Background

(a)	Name:

Zachary McAdoo

(b)	Residence or business address:

Radioio, Inc., 475 Park Avenue South, 4th Floor, New York, New York 10016.

(c)	Mr. McAdoo is the Company’s Chairman, President, Chief Executive Officer and Chief Financial Officer. Mr. McAdoo is also the President of McAdoo Capital Inc. (“McAdoo Capital”), which is the investment manager of Zanett Opportunity Fund, Ltd. (“Zanett”).

(d)	During the past five years, Mr. McAdoo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. McAdoo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or him being found to be in violation with respect to any such laws.

(f)	Citizenship:

United States

Item 3.	Source and Amount of Funds or Other Consideration

On December 11, 2013, Zanett acquired 327,184 shares of Common Stock from the Company in connection with the merger of ioWorldMedia, Incorporated (“ioWorldMedia”) with and into the Company, in exchange for 32,718,364 shares of ioWorldMedia’s common stock held by Zanett immediately prior to the effectiveness of the merger.

On March 11, 2014, Zanett purchased 384,615 shares of Common Stock from the Company for a purchase price of $250,000, or $.65 per share.

On April 17, 2014, Zanett purchased 153,846 shares of Common Stock from the Company for a purchase price of $100,000, or $.65 per share.

On June 30, 2014, Zanett purchased 269,231 shares of Common Stock from the Company for a purchase price of $175,000, or $.65 per share.

Item 4.	Purpose of Transaction

As of the date this Schedule 13D is filed with the United States Securities and Exchange Commission (the “SEC”), except in Mr. McAdoo’s capacity as an executive officer and director of the Company, as may be applicable, the reporting persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of the date this Schedule 13D is filed with the SEC, the aggregate number of shares of Common Stock beneficially owned by Mr. McAdoo is 1,861,246 shares, or approximately 27.2% of the class of securities identified in Item 1 based on 6,853,282 shares of Common Stock outstanding as of August 11, 2014; the aggregate number of shares of Common Stock beneficially owned by Zanett is 1,756,246, or approximately 25.6% of the class of securities identified in Item 1; and the aggregate number of shares of Common Stock beneficially owned by McAdoo Capital is 1,756,246, or approximately 25.6% of the class of securities identified in Item 1.

(b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, as it relates to each of Mr. McAdoo, Zanett and McAdoo Capital is set forth in the forepart of this Schedule 13D, including the accompanying footnotes, and such information is incorporated herein by reference.

(c) Except as described above, Mr. McAdoo, Zanett and McAdoo Capital have not made any transactions in the class of securities reported herein during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date this Schedule 13D is filed with the SEC, Zanett is the holder of an aggregate of 1,756,246 shares of the Company’s Common Stock. McAdoo Capital is the investment manager of Zanett, and may be deemed to have an indirect interest in the shares of Common Stock held by Zanett. Mr. McAdoo is the President of McAdoo Capital, and may be deemed to have an indirect interest in the shares of Common Stock held by Zanett in his capacity as an officer of McAdoo Capital.

Item 7.	Material to be Filed as Exhibits

Not applicable.

(1)	As of the date this Schedule 13D is filed with the SEC, Zanett is the holder of an aggregate of 1,756,246 shares of the Company’s Common Stock. McAdoo Capital is the investment manager of Zanett, and may be deemed to have an indirect interest in the shares of Common Stock held by Zanett. Mr. McAdoo is the President of McAdoo Capital, and may be deemed to have an indirect interest in the shares of Common Stock held by Zanett in his capacity as an officer of McAdoo Capital.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2014	MCADOO CAPITAL, INC.

	By:	/s/ Zachary McAdoo
	Name:	Zachary McAdoo
	Title:	President

Dated: September 17, 2014	ZANETT OPPORTUNITY FUND, LTD.

	By:	MCADOO CAPITAL, INC., its investment manager

	By:	/s/ Zachary McAdoo
	Name:	Zachary McAdoo
	Title:	President

Dated: September 17, 2014	/s/ Zachary McAdoo
Zachary McAdoo